UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

CLS HOLDINGS USA, INC.
(Exact name of registrant as specified in its charter)

Nevada	333-174705	45-1352286
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1435 Yarmouth Street
Boulder, Colorado	80304
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (888) 438-9132

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: common stock, par value $0.0001 per share

Item 1. Description of Registrant’s Securities to Be Registered.

CLS Holdings USA, Inc. (the "Company") is authorized to issue capital stock consisting of 250,000,000 shares of common stock, par value $0.0001 per share ("Common Stock"), and 20,000,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock").  As of the date hereof, there are 20,060,003 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

The following is a summary of the principal terms relating to the Company's capital stock.  The summary is intended as a general description only, and is qualified in its entirety by the specific terms set forth in the Amended and Restated Articles of Incorporation of the Company (the "Articles") and the Amended and Restated Bylaws of the Company (the "Bylaws"), each dated November 26, 2014, filed with the SEC as exhibits to the Company's Current Report on Form 8-K dated November 26, 2014 and incorporated herein by reference.

Description of Common Stock

The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors.  Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Common Stock that are present in person or represented by proxy.  Except as otherwise provided by law, amendments to the Articles generally must be approved by a majority of the votes entitled to be cast by the holders of all outstanding shares of Common Stock.  The Articles do not provide for cumulative voting in the election of directors.  The holders of Common Stock will be entitled to such cash dividends as may be declared from time to time by the Company's board of directors from funds available, subject to any preferential rights of holders of Preferred Stock.  Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to receive pro rata all assets available for distribution to such holders, subject to the rights of holders of Preferred Stock, if any.

Description of Preferred Stock

The Company's board of directors has the authority, without further action by the Company's stockholders, to issue Preferred Stock in any number of series or classes, and to determine the terms of each such series or class within the limits of the Articles and Bylaws.  Such terms that may be determined by the board of directors include the voting rights of each class or series; the number of shares comprising each class or series; redemption prices and rights; whether or not a class or series will be subject to a retirement or sinking fund; dividend rights and dividend rate; amounts payable upon liquidation, dissolution or winding up; and conversion rights. All shares of Preferred Stock that may be offered in the future will be fully paid and non-assessable. Any shares of Preferred Stock that are issued and outstanding may have priority over the Common Stock with respect to dividend or liquidation rights, or both.

Anti-Takeover Effects of Provisions of Nevada State Law and Amended Articles

Nevada's control share law generally applies to a company that has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and that does business in Nevada, including through an affiliated corporation.  This control share law may have the effect of discouraging corporate takeovers.  The Company currently has less than 200 stockholders and is not currently doing business in Nevada, but if in the future it has more than 200 stockholders and starts doing business in Nevada, it could become subject to this law.

The control share law focuses on the acquisition of a "controlling interest," which means the ownership of outstanding voting shares that would be sufficient, but for the operation of the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors:  (1) one-fifth or more but less than one-third; (2) one-third or more but less than a majority; or (3) a majority or more.  The ability to exercise this voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that an acquiring person, and those acting in association with that person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders.  The control share law contemplates that voting rights will be considered only once by the other stockholders.  Thus, there is no authority to take away voting rights from the control shares of an acquiring person once those rights have been approved.  If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares.  The acquiring person is free to sell the shares to others.  If the buyer or buyers of those shares themselves do not acquire a controlling interest, the shares are not governed by the control share law any longer.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, a stockholder of record, other than the acquiring person, who did not vote in favor of approval of voting rights for the control shares, is entitled to demand fair value for such stockholder's shares.

In addition to the control share law, Nevada has a business combination law, which prohibits certain business combinations between Nevada corporations and "interested stockholders" for three years after the interested stockholder first becomes an interested stockholder, unless the corporation's board of directors approves the combination in advance.  For purposes of Nevada law, an interested stockholder is any person who is:  (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (b) an affiliate or associate of the corporation and at any time within the previous three years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation.  The definition of "business combination" contained in the statute is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation's assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada's business combination law is to potentially discourage a party interested in taking control of the Company from doing so if it cannot obtain the approval of our board of directors.

Notwithstanding the applicability of Nevada's business combination law, our Articles and Bylaws contain several provisions designed to hinder or delay an attempted takeover, including (a) division of our board of directors into three classes with staggered terms, (b) advance notice requirements for stockholders to bring business before the annual meeting and for director nominations, (c) a prohibition against cumulative voting in the election of directors, and (d) an increased number of authorized shares of our stock, among others.  These provisions may discourage a party interested in taking control of the Company from doing so by prolonging the time period required for stockholders or third parties to influence the Company's management, policies or affairs in order to provide the board of directors with adequate time to evaluate any proposal made by such stockholder or third party and consider appropriate alternatives.  They may also discourage, delay or in some cases prevent a transaction involving a change in control of the Company that is not supported by the board of directors and which the board does not consider to be in the best interests of the Company.

Item 2. Exhibits.

Exhibit No.	Description

3.1
Amended and Restated Articles of Incorporation of CLS Holdings USA, Inc. (incorporated by reference from Exhibit 1.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 26, 2014).

3.2	Amended and Restated Bylaws of CLS Holdings USA, Inc. (incorporated by reference from Exhibit 1.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 26, 2014).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CLS HOLDINGS USA, INC.

Date: December 10, 2015                                                                           By: /s/ Jeffrey I. Binder
Jeffrey I. Binder
Chairman, President and CEO